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                                                      [COMMERCE BANCORP LOGO]

                                    CONTACTS




Vernon W. Hill, II                                      C. Edward Jordan, Jr.
Chairman and President                                  Executive Vice President

                                 (609) 751-9000



                          COMMERCE BANCORP ENTERS INTO
                         DEFINITIVE AGREEMENT TO ACQUIRE
                              INDEPENDENCE BANCORP


         October 16,1996 --Cherry Hill, New Jersey -- Commerce Bancorp, Inc. (NYSE Symbol: CBH) has entered into a definitive agreement to acquire Independence Bancorp, Inc. (NASDAQ Symbol: IBNJ), Ramsey, New Jersey, in an exchange of stock, it was jointly announced today by Vernon W. Hill, II, Chairman of Commerce Bancorp, Inc. and James R. Napolitano, Chairman of Independence Bancorp, Inc. The transaction, which was previously announced on October 14, 1996, is subject to a number of conditions including certain regulatory approvals, and shareholder approvals. Independence also granted Commerce an option to purchase up to 19.9% of Independence's common stock under certain circumstances.

         The acquisition will be completed by an all stock exchange based upon a fixed exchange of .935 shares of Commerce Bancorp, Inc. stock for each share of Independence Bancorp, Inc. stock. Based upon Commerce's recent trading price range, the transaction places an approximate value of $25.00 per share for each Independence share exchanged, resulting in a total transaction of approximately $76 million.

         Commerce Bancorp, Inc. is a $2.7 billion asset bank holding company with 56 offices located throughout Metropolitan Philadelphia, Southern New Jersey, and shore area. Independence Bancorp, Inc. has approximately $375 million in assets and presently has eight offices serving Bergen and Passaic Counties.

         The transaction, which is expected to be completed in the first quarter of 1997, will be a tax-free exchange to holders of Independence Bancorp common stock and will be accounted for as a pooling of interests. The acquisition is expected to create minimal dilution to the first full year's earnings, depending upon the pace of expansion plans.

         The combined organization will have approximately $3.2 billion in assets, over $3 billion in deposits and 64 branch offices throughout New Jersey and Metropolitan Philadelphia.





                                                             1701 Route 70 East
                                             Cherry Hill, New Jersey 08034-5400
                                                                   609/751-9000